Three Canal Plaza, Suite 600
Portland, ME 04101
P: 207-347-2000
F: 207-347-2100

November 23, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Forum Funds
File Nos. 2-67052 and 811-3023
Withdrawal of Forum Funds Registration Statement on form N-14

Ladies and Gentleman:

On behalf of Forum Funds this filing is hereby made pursuant to Rule 477 under the Securities Act of 1933 to withdraw the N-14 filing made on November 20, 2009 (Accession Number 0000315774-09-000183). The reason for this withdrawal is to file the N-14 under the correct File No. 333-162658.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2076 or chris.madden@atlanticfundadmin.com.

Sincerely,

/s/ Christopher Madden

Christopher Madden, Esq.
Atlantic Fund Administration, LLC

cc: Robert J. Zutz, Esq.
Francine J. Rosenberger, Esq.

Three Canal Plaza, Suite 600, Portland, ME 04101 | P:  207-347-2000 | F:  207-347-2100
www.atlanticfundadmin.com